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                                                                    EXHIBIT (12)


                                   ONEOK, Inc.
                Computation of Earnings to Combined Fixed Charges
                    and Preferred Stock Dividend Requirements



                                                                                                  Nine Months Ended
                                                                                                    September 30,
(Unaudited)                                                                                2001                      2000
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                                                                                               (Thousands of Dollars)
Fixed Charges, as defined

   Interest on long-term debt                                                          $    82,618                $    64,686
   Other interest                                                                           23,309                     15,634
   Amortization of debt discount and expense                                                 2,588                      2,345
   Interest on lease agreements                                                              4,332                      3,202
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     Total Fixed Charges                                                                   112,847                     85,867
Preferred dividend requirements                                                             44,879                     44,879
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Total fixed charges and                                                                $   157,726                $   130,746
   preferred dividend requirements
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Earnings before income taxes and                                                       $   156,057                $   157,883
   income from equity investees
Total fixed charges                                                                        112,847                     85,867
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Earnings available for combined fixed charges and preferred dividend requirements      $   268,904                $   243,750
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Ratio of earnings to combined fixed charges and preferred dividend requirements               1.70 x                     1.86 x
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

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.